PRESS RELEASE

November 10, 2005
FOR IMMEDIATE RELEASE

•

Interim Report and Financial Results for Third Quarter

and Nine Months ended September 30, 2005

Canadian Zinc Corporation (“TSX-CZN”) is pleased to report that during the summer season 2005 substantial progress was made towards the Company’s objective of bringing the Prairie Creek silver/zinc /lead mine into production.  At the same time a number of new mining investment and/or acquisition opportunities were evaluated.

Financial Results:

For the third quarter and first nine months of 2005, the Company reported net losses of $87,924 and $1,834,150, respectively compared to losses of $63,978 and $448,813 in the third quarter and first nine months of 2004.  Included in the loss for the first nine months of 2005 was an expense of $1,241,000 in respect of stock based compensation arising on the issue during the First Quarter of options under the Company’s Stock Option Plan.

During the first nine months of 2005 the Company expended $1,070,089 on exploration and development on the Prairie Creek Property, the principal components of which were metallurgical testing, environmental management and site preparation costs.

The unaudited Financial Statements for the periods ended September 30, 2005, together with the related Management Discussion and Analysis, are available under the Company’s profile on Sedar at www.sedar.com and/or on the Company’s website at www.canadianzinc.com.

The Company moved its Prairie Creek Project forward with active programs on metallurgical testing, site preparation and permitting activities.

Metallurgical Improvements:

Metallurgical studies continued at the SGS Lakefield Facilities and included additional Dense Media Separation (DMS) studies of various bulk composite samples produced from detailed underground sampling completed in 2005.  The DMS test results confirmed preliminary tests that a 2.8 specific gravity medium separation rejects 31% of the waste gangue material with minimal metal loss.  This process gives the Prairie Creek project an efficient way of pre-concentrating the ore and at the same time significantly reduces the amount of tailings waste produced during the final flotation process.   A study of further utilizing tailings as a paste backfill is being undertaken in conjunction with Golder Paste Tech with encouraging preliminary results.  As a result of the DMS studies further optimization of the flotation reagent scheme in the milling process is also being carried out with final locked cycle tests to be completed before year end.

Site Preparation:

As part of its mine water management plan for the Prairie Creek Mine a new water treatment plant was installed near the 870 underground portal.  This involves a new mixing station and pump together with 600 meters of piping underground to an internal sump.  The Company also constructed a new water polishing pond, located near the 870 portal, designed to receive treated water from underground and discharges from the mill and to be the final settling area for sediment and zinc precipitate.

Plans Approved by Regulators:

The Mackenzie Valley Land and Water Board approved the Company’s Mine Water Contingency Plan on August 24, 2005.  The Mackenzie Valley Land and Water Board also approved, on October 19, 2005, the Company’s Reclamation and Abandonment Plan for the developments licenced by the Water Licence and Land Use Permit issued by the Board in September 2003.  Approval by these two Plans by the Mackenzie Valley Land and Water Board is regarded as  important steps forward in the permitting of the Prairie Creek Project.  The approval of the Plans, together with the construction of the new polishing pond and water treatment plant, represent a key cornerstone that will support future mining activities at Prairie Creek.

Exploration Permitting:

The environmental assessment by the Mackenzie Valley Environmental Impact Review Board of the Company’s Phase III Exploration Drilling Land Use Permit Application continued throughout 2005.  This involved the submission of a developer’s assessment report, numerous information responses, site tours, public scoping sessions, culminating in a recent public  hearing held by the Review Board in Fort Simpson on October 6, 2005.   The environmental assessment is nearing completion and it is expected that the recommendations of the Review Board will be forwarded to the Minister for approval prior to year end.  It is expected that the permit will be issued in late 2005 or early 2006, which will enable mineral exploration activities to take place throughout the Prairie Creek property over the next 5 years.

Winter Road Grandfathered:

A favourable Judicial Review decision was handed down in May 2005 by the Supreme Court of the Northwest Territories recognizing the historic undertaking on the winter access road from the Liard highway to the Prairie Creek mine and ruled that the Company’s application for a Land Use Permit for use of the winter road is exempt from environmental assessment pursuant to the Mackenzie Valley  Resource Management Act.  Following this important Court decision the Company has been negotiating the terms of the road Permit with the Mackenzie Valley Land and Water Board and expects that this permit will be issued in due course  but not in time for the 2006 winter road season.  The Nahanni Butte First Nation recently made representations to the Federal Government alleging lack of adequate consultation by the Government with regard to this road development.

Water Licence Judicial Review

A Judicial Review of the decision of the Mackenzie Valley Land and Water Board to issue a Class ‘B’ Water Licence for proposed underground development and operation of a pilot plant was heard by the Federal Court in Vancouver in August 2005 and judgment is pending.  This appeal had been taken by the Dehcho First Nations against the Water Board and the Company, alleging that the Licence as issued did not include all the recommendations of the Mackenzie Valley Environmental Impact Review Board. The Minister for Indian Affairs and Northern Development joined the case as an Intervenor.  Prior to the hearing, the Company reached agreement with the Minister that the Water Licence should be corrected to include the recommendations of the Review Board which had been adopted by the Minister.   Both the Company and the Minister have asked the Court to correct the Licence and have submitted proposed amending language to the Court.  This correction may take the form of an amendment approved by the Court, or a direction by the Court that the Licence be referred back to the Water Board for re-issue in its corrected form.

Environmental Studies:

As part of the Company’s work towards securing an operating permit for the Prairie Creek mine, environmental activities were stepped up in anticipation of the operating licence application.  Multiple sets of water samples were collected and analyzed throughout the 2005 season.  Continuous water stream flow data were collected from newly installed automatic stream gauge stations and also data from an automatic climate station recorder.

Further work was also carried out at the minesite with regard to baseline geochemical rock characterization related to acid potential which incorporates numerous static and kinetic tests.  Various baseline tests will also be completed on some of the materials produced in the on-going metallurgical study.

An engineering assessment was completed for the road corridor.  At the same time fisheries, wildlife and water studies were updated along the road corridor in consultation with the Department of Fisheries and Oceans.

$5 Million Financing Completed:

Canadian Zinc remains in a strong financial condition.   At September 30, 2005 the Company had cash of $11.5 million and subsequent to the end of the quarter completed a private placement of flow through shares to raise $5 million.  Accordingly, at October 30, 2005 the Company had cash of $16.5 million, placing it in a strong position to  complete its planned exploration and development programs at Prairie Creek and to evaluate other appropriate investment opportunities.

For the remainder of 2005 and into 2006 ongoing mine planning, metallurgical studies, environmental studies, and permitting activities will steadily continue to advance the Prairie Creek Mine towards production.

David Shaw Retires as Director

Subsequent to the end of the Quarter, David Shaw tendered his resignation as a Director due to time constraints and other business commitments.  David has served on the Board of Canadian Zinc since May 2000 during which time he made a valuable contribution to the affairs of the Company and to the Prairie Creek project.

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totaling, as currently known, an inferred 11.8 million tonnes, grading an average 12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne.  The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	Vice President Exploration &Chief Operating Officer
(416) 362- 6686	(604) 688- 2001

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com